Exhibit 99.6

CREDIT AGREEMENT

between

BAM RE HOLDINGS LTD.

NORTH END RE (CAYMAN) SPC

NORTH END RE LTD.

BROOKFIELD ANNUITY COMPANY

as Borrowers

and

BAM RE HOLDINGS LTD.

as Guarantor

and

BROOKFIELD US HOLDINGS INC.

BROOKFIELD INTERNATIONAL HOLDINGS INC.

as Lenders

Effective as of June 28, 2021

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TABLE OF CONTENTS

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TABLE OF CONTENTS

(continued)

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CREDIT AGREEMENT

THIS CREDIT AGREEMENT is effective as of June 28, 2021 and is entered into between BAM Re Holdings Ltd. (“Holdings”), North End RE (Cayman) SPC (“Cayman Opco”), North End RE Ltd. (“Bermuda Opco”) and Brookfield Annuity Company (“Canada Opco”), as Borrowers and, in the case of Holdings, as Guarantor, and Brookfield US Holdings Inc. and Brookfield International Holdings Inc., as Lenders.

The parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

1.1	Defined Terms

As used in this Agreement, the following terms have the meanings specified below:

“Additional Guarantor” has the meaning specified in Section 8.4.

“Additional Terms Agreement” means the additional terms agreement dated as of the date hereof between the Borrowers and the Lenders, as amended, restated or supplemented from time to time.

“Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified;

“Agreement” means this credit agreement and all schedules attached hereto, as amended, restated or supplemented from time to time.

“Applicable Law” means, in respect of any Person, property, transaction, event or other matter, as applicable, all Laws relating or applicable to such Person, property, transaction, event or matter.

“Applicable Margin” means, with respect to any Loan, the applicable rate per annum, expressed as a percentage, set forth in the Additional Terms Agreement for such Loan, as adjusted pursuant to Section 2.4.1.

“Authorization” means, with respect to any Person, any authorization, order, permit, approval, grant, licence, consent, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decree, by-law, rule or regulation of any Governmental Authority having jurisdiction over such Person and legally binding on such Person.

“Available Amount” means the amount of the Credit Facility as set out in Section 2.1 as reduced from time to time in accordance with the provisions of this Agreement.

“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, any tenor for such Benchmark or payment period for interest calculated with reference to such Benchmark, as applicable, that is or may be used for determining the length of an Interest Period pursuant to this Agreement as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to Section 2.11.4.

“Benchmark” means, initially, LIBOR Screen Rate; provided that if a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date have occurred with respect to LIBOR Screen Rate or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 2.11.1.

“Benchmark Replacement” means, for any Available Tenor, the first alternative set forth in the order below that can be determined by the Lenders for the applicable Benchmark Replacement Date:

(a)	the sum of: (i) Term SOFR and (ii) the related Benchmark Replacement Adjustment;

(b)	the sum of: (i) Daily Simple SOFR and (ii) the related Benchmark Replacement Adjustment;

(c)

the sum of: (i) the alternate benchmark rate that has been selected by the Lenders as the replacement for the then-current Benchmark for the applicable Corresponding Tenor giving due consideration to (x) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (y) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement for the then-current Benchmark for Dollar denominated syndicated or bilateral credit facilities at such time and (ii) the related Benchmark Replacement Adjustment;

provided that, in the case of clause (a), such Unadjusted Benchmark Replacement is displayed on a screen or other information service that publishes such rate from time to time as selected by the Lenders in their reasonable discretion. If the Benchmark Replacement as determined pursuant to clause (a), (b) or (c) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other loan documents.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the then current Benchmark with an Unadjusted Benchmark Replacement for any applicable Interest Period and Available Tenor for any setting of such Unadjusted Benchmark Replacement:

(a)

for purposes of clauses (a) and (b) of the definition of “Benchmark Replacement,” the first alternative set forth in the order below that can be determined by the Lenders: (i) the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) as of the Reference Time such Benchmark Replacement is first set for such Interest Period that has been selected or recommended by the Relevant Governmental Body for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for the applicable Corresponding Tenor, and (ii) the spread adjustment (which may be a positive or negative value or zero) as of the Reference Time such Benchmark Replacement is first set for such Interest Period that would apply to the fallback rate for a derivative transaction referencing the ISDA Definitions to be effective upon an index cessation event with respect to such Benchmark for the applicable Corresponding Tenor; and

(b)

for purposes of clause (c) of the definition of “Benchmark Replacement,” the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Lenders and any Borrower for the applicable Corresponding Tenor giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body on the applicable Benchmark Replacement Date and/or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for Dollar denominated syndicated or bilateral credit facilities;

provided that, in the case of clause (a) above, such adjustment is displayed on a screen or other information service that publishes such Benchmark Replacement Adjustment from time to time as selected by the Lenders in their reasonable discretion.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Business Day,” the definition of “Interest Period,” timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Lenders decide may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by the Lenders in a manner substantially consistent with market practice (or, if the Lenders decide that adoption of any portion of such market practice is not administratively feasible or if the Lenders determine that no market practice for the administration of such Benchmark Replacement exists, in such other manner of administration as the Lenders decide is reasonably necessary in connection with the administration of this Agreement and the other loan documents). The Lenders agree to consult with the Borrowers on making any Benchmark Replacement Conforming Changes and obtain the Borrowers consent thereto, not to be unreasonably withheld.

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(a)

in the case of clause (a) or (b) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); and

(b)	in the case of clause (c) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein; or

(c)

in the case of an Early Opt-in Election, the sixth (6th) Business Day after the date on which notice of such Early Opt-in Election is provided to the Borrowers, so long as the Lenders have not received, by 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the date on which notice of such Early Opt-in Election is provided to the Borrowers, written notice of objection to such Early Opt-in Election from any Borrower.

For the avoidance of doubt, (i) if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination and (ii) the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(a)

a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(b)

a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Board of Governors of the Federal Reserve System, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(c)

a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are no longer representative.

For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Unavailability Period” means the period (if any) (x) beginning at the time that a Benchmark Replacement Date pursuant to clauses (a) or (b) of that definition has occurred if, at such time, no Benchmark Replacement has replaced the then current Benchmark for all purposes hereunder and under any loan document in accordance with Section 2.11 and (y) ending at the time that a Benchmark Replacement has replaced the then current Benchmark for all purposes hereunder and under any loan document in accordance with Section 2.11.

“Borrower” means each of Holdings, Cayman Opco, Bermuda Opco and Canada Opco and its successors and permitted assigns.

“Borrowing” means any availment of any of the Credit Facility and includes a rollover or conversion of any outstanding Loan.

“Borrowing Request” means a request by any Borrower for a Borrowing pursuant to Section 2.3.

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in Toronto, Ontario or New York, New York are authorized or required by applicable law to remain closed and, in the case of any LIBOR Loan, is also not a day on which commercial banks in London, England are authorized or required by Applicable Law to remain closed.

“Canadian Dollars” and “Cdn$” refer to lawful money of Canada.

“Canadian Prime Borrowing” means a Borrowing comprised of one or more Canadian Prime Rate Loans.

“Canadian Prime Rate Loan” means a Loan denominated in Canadian Dollars which bears interest at a rate based upon the Canadian Prime Rate.

“Canadian Prime Rate” means, on any day, the annual rate of interest equal to the greater of (a) the annual rate of interest announced by the Canadian Reference Lender and in effect as its prime rate at its principal office in Toronto, Ontario on such day for determining interest rates on Canadian Dollar-denominated commercial loans in Canada, and (b) the annual rate of interest equal to the sum of the one-month CDOR in effect on such day plus 1.0% per annum.

“Canadian Reference Lender” means such bank that is listed on Schedule I of the Bank Act (Canada) that is selected by the Lenders by giving written notice of thereof to the Borrowers.

“Cayman Companies Act” means the Companies Act (as revised) of the Cayman Islands (as amended from time to time).

“CDOR” means (a) with respect to a CDOR Loan, the rate per annum equal to the average per annum rate applicable to Canadian Dollar bankers’ acceptances having an identical or comparable term as the proposed CDOR Loan displayed and identified as such on the “Reuters Screen CDOR Page” (as defined in the International Swaps and Derivatives Association, Inc. 2000 definitions, as modified and amended from time to time), rounded to the nearest 1/100th of 1% (with .005% being rounded up), at approximately 10:00 a.m. (Toronto time) on the first day of the Interest Period for such CDOR Loan, with a term equivalent to the Interest Period of such CDOR Loan or if such Interest Period is not equal to a number of months, with a term equivalent to the number of months closest to such Interest Period, plus 0.10%; provided that if such rate does not appear on the Reuters Screen CDOR Page on such date as contemplated, then the CDOR on such date shall be calculated as the rate for the term referred to above applicable to Canadian Dollar bankers’ acceptances quoted by the Canadian Reference Lender as of 10:00 a.m. (Toronto time) on such date or, if such date is not a Business Day, then on the immediately preceding Business Day, plus 0.10%; provided further that the CDOR shall at no times be less than 0%. If no CDOR is available for a particular Interest Period but CDORs are available for maturities both longer and shorter than such Interest Period, then the CDOR for such Interest Period shall be the CDOR Interpolated Rate plus 0.10%.

“CDOR Borrowing” means a Borrowing comprised of one or more CDOR Loans.

“CDOR Interpolated Rate” means, in relation to any CDOR Loan and its Interest Period, a rate per annum determined by the Lenders (which determination shall be conclusive and binding absent manifest error) to be equal to the rate that results from interpolating on a linear basis between (a) the applicable CDOR for the longest period for which a CDOR is available that is shorter than such Interest Period and (b) the applicable CDOR for the shortest period for which a CDOR is available that is longer than such Interest Period, in each case as of 11:00 a.m., Toronto time on the day two Business Days prior to the first day of such Interest Period; provided that the CDOR Interpolated Rate shall at no times be less than 0%.

“CDOR Loan” means a Loan denominated in Canadian Dollars which bears interest at a rate based upon CDOR.

“Change in Control” means the acquisition by any Person other than Brookfield Asset Management Reinsurance Partners Ltd. or its Affiliates (or any combination thereof) of Control of any Borrower.

“Change in Law” means (a) the adoption of any new Law after the date of this Agreement, (b) any change in any existing Law or in the official interpretation or application thereof by any Governmental Authority after the date of this Agreement, or (c) compliance by the Lenders or any of their lenders with any request, guideline or directive (whether or not having the force of law, but in the case of a request, guideline or directive not having the force of law, being a request, guideline or directive with which Persons customarily, and are expected by the relevant Governmental Authority to, comply and nevertheless considered to be binding on a Person or such Person’s property) of any Governmental Authority made or issued after the date of this Agreement.

“Claim” has the meaning specified in Section 10.4.2.

“Control” and similar expressions mean a relationship between two Persons wherein one of such Persons has the power, through the ownership of Equity Securities, by contract or otherwise, to directly or indirectly direct the management and policies of the other of such Persons, and includes, without limitation: (a) in the case of a corporation or a trust, the ownership, either directly or indirectly through one or more Persons, of Equity Securities of such corporation or trust carrying more than 50% of the votes that may be cast to elect the directors or trustees of such corporation or trust or the Control of the corporate trustee of such trust, either under all circumstances or under some circumstances that have occurred and are continuing, (other than Equity Securities held as collateral for a bona fide debt where the holder thereof is not entitled to exercise the voting rights attached thereto unless a default has occurred), provided that such votes, if exercised, are sufficient to elect a majority of the directors or trustees of such corporation or trust or corporate trustee; and (b) in the case of a general partnership or limited partnership, the power, through the ownership of Equity Securities, by contract or otherwise, to act as the managing partner appointed in respect of such general partnership or the general partner appointed in respect of such limited partnership, or to otherwise Control such managing partner or general partner, as applicable.

“Corresponding Tenor” with respect to any Available Tenor means, as applicable, either a tenor (including overnight) or an interest payment period having approximately the same length (disregarding business day adjustment) as such Available Tenor.

“Credit Agreement” means each revolving credit agreement that is entered into by the Borrowers, as borrowers, and any one or more banks from time to time, as the same may be amended, restated or supplemented from time to time.

“Credit Agreement Event of Default” means the occurrence of an “Event of Default” pursuant to any of the Credit Agreements.

“Credit Agreement Indebtedness” means (a) in respect of any Borrower, the principal of and interest and premium (and any other amounts payable under) owing by such Borrower under the Credit Agreements, and, without duplication, (b) in respect of the Guarantor, the obligations of the Guarantor under the Credit Agreements.

“Credit Facility” means the revolving credit facility established pursuant to Section 2.1.

“Currency Due” has the meaning specified in Section 10.5.

“Daily Simple SOFR” means, for any day, SOFR, with the conventions for this rate (which will include a lookback) being established by the Lenders in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for business loans; provided that, if the Lenders decide that any such convention is not administratively feasible for the Lenders, then the Lenders may establish another convention in their reasonable discretion in consultation with the Borrowers.

“Default” means any event or condition which constitutes an Event of Default or which, upon notice, lapse of time or both, would, unless cured or waived, become an Event of Default.

“Distribution” means, with respect to any Person: (a) the retirement, redemption, retraction, purchase or other acquisition of any Equity Securities of such Person for cash or other property of such Person; (b) the declaration or payment of any dividend, return of capital or other distribution (in cash or other property of such Person) of, on or in respect of, any Equity Securities of such Person; or (c) any other payment or distribution (in cash or other property of such Person) of, on or in respect of any Equity Securities of such Person.

“Dollar Amount” means at any time with respect to outstanding Loans under the Credit Facility, the aggregate of (a) the amount in Dollars of all Loans that are denominated in Dollars, and (b) the Dollar Equivalent at such time of all Loans that are denominated in Canadian Dollars.

“Dollar Equivalent” means, at the date of determination, the amount of Dollars that the Lenders could purchase, in accordance with their normal practice, with a specified amount of Canadian Dollars based on the Exchange Rate on such date.

“Dollars” and “$” refer to lawful money of the United States unless otherwise indicated.

“Early Opt-in Election” means, if the then-current Benchmark is LIBOR, the occurrence of:

(a)

a determination by the Lenders that at least five currently outstanding Dollar denominated syndicated or bilateral credit facilities at such time contain (as a result of amendment or as originally executed) a SOFR-based rate (including SOFR, a term SOFR or any other rate based upon SOFR) as a benchmark rate (and such credit facilities are identified in the notice to the Borrowers described in clause (b) below and are publicly available for review), and

(b)	the election by the Lenders to trigger a fallback from the LIBOR Screen Rate and the provision by the Lenders of written notice of such election to the Borrowers.

“Effective Date” means June 28, 2021.

“Environmental Laws” means all applicable federal, provincial, local or foreign laws, rules, regulations, codes, ordinances, orders, decrees, judgements, injunctions, notices or binding agreements issued, promulgated or entered into by any Governmental Authority, having the force of law and relating to the environment, health and safety, or health protection, including the generation, use, handling, collection, treatment, storage, transportation, recovery, recycling, release, threatened release or disposal of any hazardous or regulated material.

“Equity Securities” means, with respect to any Person, any and all shares, units, interests, participations, rights in, or other equivalents (however designated and whether voting and non-voting) of, such Person’s capital, whether outstanding on the date hereof or issued after the date hereof, including without limitation any interest in a partnership, limited partnership or other similar Person and any unit or beneficial interest in a trust, and any and all rights, warrants, options or other rights exchangeable for or convertible into any of the foregoing.

“Event of Default” has the meaning specified in Section 7.1.

“Exchange Rate” means, on any day, the rate at which Canadian Dollars may be exchanged into Dollars as set forth at approximately 11:00 a.m. New York City time on such date on the relevant Reuters screen for Canadian Dollars; provided that if such rate does not appear on any Reuters screen on any date, the Exchange Rate shall be determined by reference to such other publicly available service for displaying exchange rates as may be reasonably selected by the Lenders.

“FATCA” means Sections 1471 through 1474 of the IRC, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with) and any current or future regulations or official interpretations thereof.

“Federal Funds (Effective) Rate” means, for any period, a fluctuating rate of interest per annum equal for each day during such period to (a) the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York, or (b) if such rate is not so published for any day which is a Business Day, the average of the quotations for such day on such transactions received by the Lenders from three federal funds brokers of recognized standing selected by it.

“Financing Document” means this Agreement and each document, instrument or agreement that is entered into pursuant to or in connection with this Agreement.

“Floor” means the benchmark rate floor, if any, provided in this Agreement initially (as of the execution of this Agreement, the modification, amendment or renewal of this Agreement or otherwise) with respect to LIBOR.

“GAAP” means generally accepted accounting principles in Canada or the United States in effect from time to time which, for clarity, will include IFRS.

“General Assets” means any assets of Cayman Opco that are not Segregated Portfolio Assets and otherwise as specified in section 219 of the Cayman Companies Act.

“Governmental Authority” means the Government of Canada or the United States, any other nation or any political subdivision thereof, whether provincial, state, territorial or local, and any agency, authority, instrumentality, regulatory body, court or other ether entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Guarantee” has the meaning specified in Section 8.1.

“Guaranteed Obligations” has the meaning specified in Section 8.1.

“Guarantor” means Holdings.

“Hostile Acquisition” means a proposed acquisition by any Borrower or any of its Subsidiaries in circumstances in which the Person subject to such acquisition will not have, as of the date of the acquisition notice in respect of such acquisition, evidenced its agreement or agreement in principle to such acquisition.

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board and as in effect from time to time.

“Indemnitee” has the meaning specified in Section 10.4.2.

“Interest Payment Date” means, (a) in the case of any Canadian Prime Rate Loan or U.S. Base Rate Loan, the first Business Day of each month, and (b) in the case of any CDOR Loan or LIBOR Loan, the last day of the Interest Period relating to such Loan, provided that if an Interest Period for any CDOR Loan or LIBOR Loan exceeds three months, then “Interest Payment Date” shall also include each date which occurs at each three month interval during such Interest Period.

“Interest Period” means with respect to a CDOR Loan or a LIBOR Loan, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is one, two, three or six months thereafter or such other periods thereafter as may from time to time be agreed to by the Borrower requesting such Loan and the Lenders; provided that (a) if any Interest Period would end on a day other than a Business Day, such Interest Period will be extended to the immediately succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period will end on the next preceding Business Day, (b) any Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) will end on the last Business Day of the last calendar month of such Interest Period, and (c) no Interest Period will extend beyond the Maturity Date. For purposes hereof, the date of a Borrowing initially will be the date on which such Borrowing is made and, in the case of a converted or continued Borrowing, thereafter will be the effective date of the most recent conversion or continuation of such Borrowing.

“IRC” means the Internal Revenue Code of 1986, as amended from time to time.

“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time by the International Swaps and Derivatives Association, Inc. or such successor thereto.

“Judgment Currency” has the meaning specified in Section 10.5.

“Laws” means all applicable federal, state, provincial, municipal, foreign and international statutes, acts, codes, ordinances, decrees, treaties, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards or any provisions of the foregoing, and all policies, practices, directives and guidelines in each case of any Governmental Authority and having the force of law; and “Law” means any one or more of the foregoing.

“Lenders” means Brookfield US Holdings Inc., Brookfield International Holdings Inc. and each Person that becomes a Lender hereunder from time to time, and “Lender” means any of them.

“LIBOR” means with respect to any LIBOR Loan denominated in Dollars, for any Interest Period, the rate for Dollar borrowings appearing on the applicable Reuters screen (or, in each case, any successor or substitute page of such service), or any successor to or substitute for such service providing rate quotations comparable to those currently provided on such page of such service, as determined by the Lenders from time to time) at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period, in each case as the rate for Dollar deposits with a maturity comparable to such Interest Period; provided that if such rate is not available at such time for any reason, then “LIBOR” with respect to such LIBOR Loan for such Interest Period will be the rate at which Dollar deposits approximately equal to the amount of such LIBOR Loan and for a maturity comparable to such Interest Period are offered by the principal London office of a commercial bank selected by the Lenders in immediately available funds in the London interbank market at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period; and provided further that if any such rate is below zero, LIBOR shall be deemed to be zero and LIBOR shall be adjusted as applicable to reflect the Statutory Reserve Rate by multiplying the rate described above by the Statutory Reserve Rate.

“LIBOR Borrowing” means a Borrowing comprised of one or more LIBOR Loans.

“LIBOR Loan” means a loan denominated in Dollars which bears interest at a rate based upon LIBOR.

“LIBOR Screen Rate” means the rate for Dollar borrowings set forth in the definition of LIBOR itself.

“Loan” means any LIBOR Loan, Canadian Prime Rate Loan, CDOR Loan or U.S. Base Rate Loan made by any Lender to a Borrower pursuant to this Agreement.

“Material Adverse Effect” means any event, development or circumstance which has had or would reasonably be expected to have (a) a material adverse effect on the business, assets, properties, operations or financial condition of the Borrowers and their Subsidiaries, taken as a whole, or (b) a material adverse effect on the ability of the Borrowers (taken as a whole) to perform their obligations under this Agreement.

“Maturity Date” means June 28, 2024, unless the Agreement is automatically renewed under Section 2.6.1, in which case the Maturity Date shall be the date the Agreement is scheduled to terminate following any valid renewal.

“Money Laundering Laws” has the meaning specified in Section 3.13.

“Obligations” means all present and future debts, liabilities and obligations of the Borrowers to the Lenders under this Agreement, whether absolute or contingent, due or to become due, existing on the Effective Date or thereafter arising, including without limitation with respect to all Loans, and all interest and fees owing hereunder (including those that accrue after the commencing by or against any Borrower of any insolvency or similar proceeding).

“OFAC” has the meaning specified in Section 3.14.

“OFAC Lists” has the meaning specified in Section 3.14.

“Person” includes any natural person, corporation, company, limited liability company, unlimited liability company, trust, joint venture, association, incorporated organization, partnership, limited partnership, Governmental Authority or other entity.

“Reference Time” with respect to any setting of the then-current Benchmark means (a) if such Benchmark is the LIBOR Screen Rate, 11:00 a.m., London time, on the day that is two London banking days preceding the date of such setting, and (b) if such Benchmark is not a LIBOR Screen Rate, the time determined by the Lenders in their reasonable discretion.

“Relevant Governmental Body” means the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or any successor thereto.

“Responsible Officer” means, in respect of any Person, any director or officer of such Person or the general or managing partner of such Person.

“Segregated Portfolio Assets” means the assets representing the share capital and reserves and all other assets attributable to or held within or on behalf of a segregated portfolio of Cayman Opco and otherwise as specified in section 219 of the Cayman Companies Act.

“SOFR” means, with respect to any Business Day, a rate per annum equal to the secured overnight financing rate for such Business Day published by the SOFR Administrator on the SOFR Administrator’s Website at approximately 8:00 a.m., New York City time, on the immediately succeeding Business Day.

“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

“SOFR Administrator’s Website” means the website of the Federal Reserve Bank of New York, currently at http://www.newyorkfed.org, or any successor source for the secured overnight financing rate identified as such by the SOFR Administrator from time to time.

“Specified Threshold Amount” means the Specified Threshold Amount that is set forth in the Additional Terms Agreement.

“Statutory Reserve Rate” means a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve, liquid asset, fees or similar reserve requirements (including any marginal, special, emergency or supplemental reserves or other requirements) established by any central bank, monetary authority, the Federal Reserve Board, the Financial Services Authority, the European Central Bank or other Governmental Authority for any category of deposits or liabilities customarily used to fund loans in the applicable currency, expressed in the case of each such requirement as a decimal. Such reserve, liquid asset, fee or similar requirements shall, in the case of Dollar denominated Loans, include those imposed pursuant to Regulation D of the Federal Reserve Board. LIBOR Loans shall be deemed to be subject to such reserve, liquid asset, fee or similar requirements without the benefit of or credit for proration, exemptions or offsets that may be available to lenders from time to time under any Applicable Law. The Statutory Reserve Rate shall be adjusted automatically on and as of the effective date of any such change in any reserve, liquid asset, fee or similar requirement.

“Subsidiary” means, with respect to any Person (the “parent”) at any date, any corporation, limited liability company, partnership, limited partnership, trust or other entity of which securities or other ownership interests representing more than 50% of the combined voting stock are owned, directly or indirectly, by such Person or by any one or more subsidiaries of such Person.

“Taxes” means all present and future taxes, charges, fees, levies, imposts, surtaxes, duties and other assessments, including all income, sales, use, goods and services, value added, capital, capital gains, alternative, net worth, transfer, profits, withholding, payroll, employer health, excise, real property and personal property taxes, and any other taxes, customs duties, fees, assessments, or similar charges of any nature, imposed by any Governmental Authority and whether disputed or not.

“Term SOFR” means, for the applicable Corresponding Tenor as of the applicable Reference Time, the forward-looking term rate based on SOFR that has been selected or recommended by the Relevant Governmental Body.

“Type”, when used in reference to any Loan or Borrowing, refers to whether such Loan or Borrowing is a U.S. Base Rate Loan, Canadian Prime Rate Loan, LIBOR Loan or CDOR Loan or a U.S. Base Rate Borrowing, Canadian Prime Borrowing, LIBOR Borrowing or CDOR Borrowing, as the case may be.

“U.S. Base Rate” means, on any day, the annual rate of interest equal to the greater of (a) the annual rate of interest announced by a commercial Canadian bank selected by the Lenders and in effect as its base rate at its principal office in Toronto, Ontario on such day for determining interest rates on Dollar demand commercial loans in Canada, (b) the sum of the Federal Funds (Effective) Rate plus 0.50% per annum, and (c) LIBOR for Dollars for one-month term in effect on such day plus 1.00%. Any change in the U.S. Base Rate due to a change in the applicable base rate, the Federal Funds (Effective) Rate or such LIBOR shall be effective from and including the effective date of such change in the applicable base rate, the Federal Funds (Effective) Rate or such LIBOR, respectively.

“U.S. Base Rate Borrowing” means a Borrowing comprised of one or more U.S. Base Rate Loans.

“U.S. Base Rate Loan” means a Loan denominated in Dollars which bears interest at a rate based upon the U.S. Base Rate.

“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

“Withholdings” has the meaning given to that term in Section 2.15.1.

1.2	Terms Generally

The definitions of terms herein will apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun will include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” will be deemed to be followed by the phrase “without limitation”. Unless the context requires otherwise: (a) any definition of or reference to any agreement, instrument or other document herein will be construed as referring to such agreement, instrument or other document as from time to time amended, amended and restated, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein); (b) any reference herein to any statute or any Section thereof will, unless otherwise expressly stated, be deemed to be a reference to such statute or Section as amended, restated or re-enacted from time to time; (c) any reference herein to any Person will be construed to include such Person’s successors and permitted assigns; (d) the words “herein”, “hereof” and “hereunder”, and words of similar import, will be construed to refer to this Agreement in its entirety and not to any particular provision hereof; (e) all references herein to Articles, Sections and Exhibits will be construed to refer to Articles and Sections of, and Exhibits to, this Agreement; and (f) the words “asset” and “property” will be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contractual rights.

1.3	Accounting Terms; GAAP

Except as otherwise expressly provided herein, all terms of an accounting or financial nature will be construed in accordance with GAAP, as in effect from time to time.

1.4	Time

All time references herein will, unless otherwise specified, be references to local time in Toronto, Ontario, Canada. Time is of the essence of this Agreement.

1.5	Borrowers Severally Liable

Notwithstanding anything to the contrary in this Agreement, each Borrower will be severally (and not joint and severally) liable to pay all amounts owing under this Agreement in respect of each Borrowing and Loan that is advanced to such Borrower hereunder, including (without limitation) the obligation to pay all principal and interest owing under or in respect of each such Borrowing and Loan, the obligation to pay all amounts related to any prepayment of any such Borrowing and Loan and the obligations to pay all Taxes and amounts payable pursuant to Section 2.9, Section 2.12 and Section 2.15 in respect of all such Borrowings and Loans. No Borrower other than Holdings (in its capacity as the Guarantor hereunder) shall be liable in any way for any of the Borrowings or Loans (or any amounts owing in respect thereof or obligations related thereto) of any other Borrower.

1.6	Currency Equivalents

For purposes of determining (a) whether the amount of any Borrowing, together with all other Borrowings then outstanding or to be borrowed at the same time as such Borrowing, would exceed the Available Amount, (b) the unutilized amount of the Credit Facility, and (c) the outstanding principal amount of any Borrowing, the outstanding principal amount of any Loan that is denominated in Canadian Dollars shall be deemed to be the Dollar Equivalent of such amount determined as of the applicable determination date.

1.7	Amount of Credit

Any reference herein to the amount of credit outstanding means, at any particular time:

(a)	in the case of a Canadian Prime Rate Loan or CDOR Loan, the Dollar Equivalent of the principal amount thereof; and

(b)	in the case of a LIBOR Loan or U.S. Base Rate Loan, the principal amount of such Loan.

1.8	Divisions

For all purposes of this Agreement, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction’s laws): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person; and (b) if any Person comes into existence, such new Person shall be deemed to have been organized on the first date of its existence by the holders of its Equity Securities at such time.

1.9	Schedules

The following are the Schedules and Exhibits annexed hereto, incorporated by reference and deemed to be a part hereof:

Exhibits A        -         Borrowing Request

Exhibit B          -         Form of Deposit Record

ARTICLE 2

THE CREDIT FACILITY

2.1	Commitment

Subject to the terms and conditions set forth herein, the Lenders hereby establish in favour of the Borrowers a Credit Facility in the amount of $200,000,000 (the “Available Amount”) and commit to make Loans to the Borrowers from time to time during the period commencing on the Effective Date and ending on the Maturity Date, provided that the aggregate outstanding principal amount of all Loans that may be owing by any Borrower at any time shall not exceed the amount set forth in the Additional Terms Agreement unless Holdings consents to any Borrower exceeding any such threshhold. The aggregate principal amount of all Loans shall not at any time exceed the Available Amount. Subject to the terms and conditions of this Agreement, the Borrowers may borrow, repay and re-borrow Loans from time to time. Holdings shall have the right to amend the amounts set out for this purpose in the Additional Terms Agreement from time to time by issuing a written notice to this effect to the Lenders and the other Borrowers, which notice and adjusted amounts shall be deemed to amend such amounts set out in the Additional Terms Agreement and shall be binding on all Borrowers hereunder from and after the date on which such notice is issued (or such other date as may be specified in such notice) without the need for any formal amendment of the Additional Terms Agreement to be executed by the parties.

2.1.1

Advances under the Credit Facility are to be used by the Borrowers for their general corporate purposes, provided that in no event will the Credit Facility be used to finance a Hostile Acquisition without the consent of the Lenders.

2.2	Loans and Borrowings

2.2.1

Each Borrowing under the Credit Facility may be requested by any Borrower and will be comprised of U.S. Base Rate Loans or LIBOR Loans in Dollars or Canadian Prime Rate Loans or CDOR Loans in Canadian Dollars, as such Borrower may request in accordance herewith.

2.3	Requests for Borrowings

2.3.1

To request a Borrowing under the Credit Facility, any Borrower shall notify the Lenders of such request by written Borrowing Request substantially in the form of Exhibit A not later than 11:00 a.m., Toronto time, four (4) Business Days before the date of the proposed Borrowing or such shorter period as the Lenders may agree to. Each Borrowing Request shall be irrevocable. The Lenders are entitled to rely upon and act upon any Borrowing Request given or purportedly given by any Borrower, and each Borrower hereby waives the right to dispute the authenticity and validity of any such transaction once a Lender has advanced funds, based on such Borrowing Request. Each Borrowing Request shall specify the following information:

(a)	the aggregate amount of the requested Borrowing;

(b)	the date of such Borrowing, which must be a Business Day;

(c)	whether such Borrowing is to be a U.S. Base Rate Borrowing, a LIBOR Borrowing, a Canadian Prime Borrowing or a CDOR Borrowing;

(d)

in the case of a CDOR Borrowing or LIBOR Borrowing, the initial Interest Period to be applicable to such Borrowing, which shall be a period contemplated by the definition of the term “Interest Period”; and

(e)	the details of the account to which the proceeds of the Loans are to be disbursed.

2.3.2

Each CDOR Borrowing and LIBOR Borrowing under the Credit Facility initially shall have the Interest Period specified by a Borrower in the Borrowing Request that is delivered by such Borrower. Thereafter, such Borrower may elect to convert any Borrowing to any different Type or to continue such Borrowing and, in the case of a CDOR Borrowing or LIBOR Borrowing, may elect the Interest Periods therefor. Borrowers may elect different options with respect to different portions of the affected Borrowing, and the Loans comprising each such portion shall be considered a separate Borrowing. To make an election pursuant to this Section 2.3.2, a Borrower shall notify the Lenders of such election by delivering a Borrowing Request required under Section 2.3.1 as if such Borrower were requesting a Borrowing to be made on the effective date of such election. Each such Borrowing Request shall be irrevocable. In addition to the information specified in Section 2.3.1, each Borrowing Request shall specify the Borrowing to which such request applies and, if different options are elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Borrowing. If no election is made pursuant to this Section 2.3.2 at the end of an Interest Period applicable to any CDOR Loan or LIBOR Loan, the applicable Borrower shall be deemed to have elected an Interest Period of one month for such CDOR Loan or LIBOR Loan for the immediately following Interest Period. Notwithstanding any contrary provision hereof, if an Event of Default has occurred and is continuing and a Lender so notifies the Borrowers, then so long as an Event of Default is continuing (a) no outstanding Borrowing may be converted to or continued as a CDOR Borrowing or LIBOR Borrowing and (b) unless repaid, each CDOR Borrowing and LIBOR Borrowing shall be converted to a Canadian Prime Borrowing or U.S. Base Rate Borrowing, respectively, at the end of the then-current Interest Period applicable thereto.

2.3.3

If at any time the Lenders determine that CDOR is no longer determinable or the supervisor for the administrator of CDOR or a Governmental Authority having jurisdiction over banks or other financial institutions has made a public statement identifying a specific date after which CDOR shall no longer be used for determining interests rates for loans, then the Lenders shall give written notice of such determination to the Borrowers and the Lenders and the Borrowers shall endeavour to establish an alternate rate of interest to CDOR that gives due consideration to the then prevailing market convention for determining a replacement standard and shall enter into an amendment to this Agreement to reflect such agreed upon alternate rate of interest.

2.3.4	Each CDOR Borrowing and LIBOR Borrowing will be subject to Sections 2.10, 2.11 and 2.12.

2.4	Interest

2.4.1

The Loans under the Credit Facility comprising each U.S. Base Rate Borrowing and Canadian Prime Borrowing shall bear interest (computed on the basis of the actual number of days elapsed over a year of 365 days or 366 days, as the case may be) at a rate per annum equal to the U.S. Base Rate and Canadian Prime Rate, respectively, plus the Applicable Margin from time to time in effect. It is understood and agreed that if at any time after the date hereof any Lender’s cost of borrowing is increased, the Lender will be entitled, after consultation with the Borrowers and the other Lender, to increase the Applicable Margin that is applicable to all or any Types of Loans or Borrowings to reflect the Lender’s increased cost of making such Loans or Borrowings available to the Borrowers and at the request of a Lender, the Borrowers and the Lenders will enter into an amendment to the Additional Terms Agreement to reflect such amendments to the Applicable Margin and that they will reconcile all interest payments that were previously made by the Borrowers in respect of the affected Types of Loans to reflect the adjustments to the Applicable Margins.

2.4.2

The Loans under the Credit Facility comprising each CDOR Borrowing shall bear interest (computed on the basis of the actual number of days in the relevant Interest Period over a year of 365 or 366 days, as the case may be) at CDOR for the Interest Period in effect for such CDOR Loans plus the Applicable Margin from time to time in effect.

2.4.3

The Loans under the Credit Facility comprising each LIBOR Borrowing shall bear interest (computed on the basis of the actual number of days in the relevant Interest Period over a year of 360 days) at LIBOR for the Interest Period in effect for such LIBOR Loans plus the Applicable Margin from time to time in effect.

2.4.4

The applicable U.S. Base Rate, Canadian Prime Rate, LIBOR and CDOR Rate shall be determined by the Lenders, and such determination shall, absent manifest error, constitute prima facie evidence thereof.

2.4.5

Accrued interest on each Loan made to a Borrower shall be payable by such Borrower in arrears on each Interest Payment Date and upon termination of the Credit Facility, and in the event of any repayment or prepayment of any Loan by any Borrower, accrued interest on the principal amount repaid or prepaid shall be payable by such Borrower on the date of such repayment or prepayment together with all applicable breakage costs.

2.4.6

All interest hereunder shall be payable for the actual number of days elapsed (including the first day but excluding the last day). Any Loan that is repaid on the same day on which it is made shall bear interest for one day.

2.4.7

For the purposes of the Interest Act (Canada) and disclosure thereunder, whenever any interest or any fee to be paid hereunder or in connection herewith is to be calculated on the basis of any period of time that is less than a calendar year, the yearly rate of interest to which the rate used in such calculation is equivalent is the rate so used multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360, 365 or 366, as applicable. The rates of interest under this Agreement are nominal rates, and not effective rates or yields. The principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement.

2.4.8

If any provision of this Agreement would oblige any Borrower to make any payment of interest or other amount payable to the Lenders in an amount or calculated at a rate which would be prohibited by Law or would result in a receipt by the Lenders of “interest” at a “criminal rate” (as such terms are construed under the Criminal Code (Canada)), then, notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by Law or so result in a receipt by the Lenders of “interest” at a “criminal rate”, such adjustment to be effected, to the extent necessary (but only to the extent necessary), as follows:

(a)	first, by reducing the amount or rate of interest required to be paid by such Borrower to the Lenders under this Section 2.4; and

(b)

thereafter, by reducing any fees, commissions, premiums and other amounts required to be paid to the Lenders by such Borrower which would constitute interest for purposes of Section 347 of the Criminal Code (Canada).

2.4.9

Notwithstanding the foregoing, if an Event of Default has occurred and is continuing, the Loans will bear interest to the extent permitted by Applicable Law, after as well as before judgment, at a rate per annum equal to 2.0% plus the rate otherwise applicable to such Loans. All other amounts owing under this Agreement will bear interest at an interest rate equal to the one month LIBOR rate plus 4.0% per annum.

2.5	Evidence of Debt

2.5.1

The Lenders will maintain accounts in which they will record (i) the amount of each Loan made hereunder to each Borrower and the relevant Interest Periods applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from each Borrower to the Lenders hereunder, and (iii) the amount of any sum received by the Lenders hereunder from any Borrower or the Guarantor.

2.5.2

The entries made in the accounts maintained pursuant to Section 2.5.1 will be prima facie evidence (absent manifest error) of the existence and amounts of the obligations recorded therein; provided that the failure of any Lender to maintain such accounts or any error therein will not in any manner affect the obligation of any Borrower to repay the Loans and all other amounts payable by it in connection therewith, including interest and fees, in accordance with the terms of this Agreement.

2.6	Automatic Renewal, Termination and Reduction of Credit Facility

2.6.1

This Agreement shall automatically renew for consecutive one (1) year terms on each anniversary of the Effective Date, unless the Lenders provide the Borrowers with at least ten (10) Business Days’ written notice prior to the relevant anniversary of their intention to terminate this Agreement. The Lenders may at any time provide written notice to the Borrowers at least ten (10) Business Days prior to the then scheduled maturity date that this Section 2.6.1 will be terminated and cease to be of any force or effect.

2.6.2

Upon the occurrence of a Change in Control, the Lenders shall have the right to terminate the Credit Facility and their commitment with respect to the Credit Facility upon giving the Borrowers 90 days’ prior written notice. If the Lenders so terminate the Credit Facility, each Borrower must repay all amounts owing by it hereunder (including all Loans advanced to it and all interest and fees payable in respect thereof) on the termination date that is so elected by the Lenders.

2.6.3

Unless previously terminated, the commitment of the Lenders with respect to the Credit Facility will terminate on the Maturity Date and each Borrower hereby unconditionally severally promises to pay to the Lenders on the Maturity Date (or such earlier date that the Loans have been accelerated pursuant to the last paragraph of Section 7.1) the then unpaid principal amount of each Loan that was advanced to such Borrower together with all interest accrued thereon and other amounts owing by it under this Agreement.

2.6.4

Holdings may, upon three Business Days prior written notice to the Lenders, permanently cancel any unused portion of the Credit Facility, without penalty. Each notice delivered by Holdings pursuant to this Section 2.6.4 will be irrevocable, will be binding on all Borrowers.

2.7	Mandatory Repayments of Excess Drawn Amounts

If at any time any Lender determines that the Dollar Amount outstanding under the Credit Facility exceeds the Available Amount, then upon written notice from a Lender to such effect, each Borrower will, within 24 hours, make a prepayment of the Credit Facility in an amount equal to its share of such excess, as determined by any Lender.

2.8	Voluntary Prepayments and Cancellation

Any Borrower may, from time to time at its option, prepay any Loan that is owing by it hereunder without premium or penalty and the Borrowers may permanently reduce the Available Credit of the Credit Facility, provided that:

(a)	any prepayment or reduction is in a minimum amount of $100,000;

(b)

each Borrower pays, concurrently with any such prepayment, all interest accrued on the amount prepaid by it together with breakage costs, if any, incurred by any Lender as a result of any such prepayment and that are payable pursuant to Section 2.9;

(c)

the Lenders receive written notice of such prepayment, at least three Business Days prior to the date of such prepayment and specifying the amount and date of such prepayment. Any such notice shall be irrevocable and the applicable Borrowers shall be bound to prepay in accordance with such notice; and

(d)

in the event that the notice provided to the Lenders in accordance with (c) above is from Holdings and indicates that the prepaid amount is to permanently prepay the Credit Facility pursuant to this Section 2.8, then the amount prepaid may not be re-borrowed thereunder (otherwise, the Borrowers will retain the right to re-borrow amounts prepaid in accordance with the terms and conditions of this Agreement).

2.9	Breakage Costs

If (a) any Borrower fails to borrow or continue any CDOR Loan or LIBOR Loan on the date specified in any Borrowing Request it delivers pursuant hereto, or (b) any CDOR Loan or LIBOR Loan advanced to it is paid for any reason on any day other than on the last day of the Interest Period applicable thereto (including as a result of an Event of Default or voluntary or mandatory prepayment), then that Borrower will compensate the Lenders for all loss, costs and expenses that the Lenders incur in connection with such event (including all loss, costs and expenses that the Lender incurs under its own credit facilities), as determined by the Lenders. A certificate of a Lender setting forth any amount or amounts that the Lenders are entitled to receive pursuant to this Section 2.9 will be delivered to such Borrower and will, absent manifest error, constitute prima facie evidence thereof. Each Borrower will pay the Lenders the amount shown as due on any such certificate within 30 days after receipt thereof.

2.10	Alternate Rate of Interest

If prior to the commencement of any Interest Period for a CDOR Borrowing or LIBOR Borrowing:

(a)	the Lenders determine that adequate and reasonable means do not exist for ascertaining CDOR or LIBOR for such Interest Period; or

(b)

the Lenders determine that CDOR or LIBOR for such Interest Period will not adequately and fairly reflect the cost to the Lenders of making or maintaining CDOR Loans or LIBOR Loans included in such Borrowing for such Interest Period;

then the Lenders shall give notice thereof to the Borrowers as promptly as practicable thereafter and, until the Lenders notify the Borrowers that the circumstances giving rise to such notice no longer exist, (i) any Borrowing Request that requests the continuation of any Borrowing as an affected CDOR Borrowing or a LIBOR Borrowing (as applicable) shall be deemed to request conversion to a Canadian Prime Borrowing or U.S. Base Rate Borrowing (as applicable), and (ii) any Borrowing Request that requests an affected CDOR Borrowing or LIBOR Borrowing (as applicable) shall be made as a Canadian Prime Borrowing or U.S. Base Rate Borrowing (as applicable).

2.11	LIBOR Discontinuation

2.11.1

Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other loan document, if a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any setting of the then-current Benchmark, then (x) if a Benchmark Replacement is determined in accordance with clause (a) or (b) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any loan document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other loan document and (y) if a Benchmark Replacement is determined in accordance with clause (c) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any loan document in respect of any Benchmark setting at or after 5:00 p.m. (New York City time) on the tenth (10th) Business Day after the date on which notice of such Benchmark Replacement is provided to the Borrowers without any amendment to this Agreement or any other loan document, or further action or consent of the Borrowers, so long as the Lenders have not received, by such time, written notice of objection to such Benchmark Replacement from any Borrower.

2.11.2

Benchmark Replacement Conforming Changes. In connection with the implementation of a Benchmark Replacement, the Lenders will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other loan document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective in accordance with the definition of “Benchmark Replacement Conforming Changes”.

2.11.3

Notices; Standards for Decisions and Determinations. The Lenders will promptly notify the Borrowers of (a) any occurrence of a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date, (b) the implementation of any Benchmark Replacement, (c) the effectiveness of any Benchmark Replacement Conforming Changes, (d) the removal or reinstatement of any tenor of a Benchmark pursuant to Section 2.11.4 below and (e) the commencement or conclusion of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Lenders pursuant to this Section, as applicable, will be conclusive and binding absent manifest error and may be made in their sole discretion and without consent from any other party to this Agreement or any other loan document, except, in each case, as expressly required pursuant to this Section.

2.11.4

Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other loan document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including Term SOFR or LIBOR) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Lenders in their reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is or will be no longer representative, then the Lenders may modify the definition of “Interest Period” for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is or will no longer be representative for a Benchmark (including a Benchmark Replacement), then the Lenders may modify the definition of “Interest Period” for all Benchmark settings at or after such time to reinstate such previously removed tenor.

2.11.5

Benchmark Unavailability Period. Upon the Borrowers’ receipt of notice of the commencement of a Benchmark Unavailability Period, a Borrower may revoke any request for a Borrowing of, conversion to or continuation of LIBOR Loans to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request into a request for a borrowing of or conversion to U.S. Base Rate Loans.

2.12	Increased Costs; Illegality

2.12.1	If any Change in Law shall:

(a)

impose, modify or deem applicable any reserve, special deposit, additional capital, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender or any of its lenders; or

(b)

impose on any Lender or any of its lenders or the London interbank market any other condition affecting any cost or charge directly or indirectly incurred by the Lender in connection with a Loan hereunder (including the imposition on the Lender or any of its lenders of, or any change to, any Tax or other charge with respect to its or their CDOR Loans or LIBOR Loans or participation therein, or its obligation to make CDOR Loans or LIBOR Loans);

and the result of any of the foregoing shall be to increase the cost to the Lender of making, continuing, converting to or maintaining any Loan (or of maintaining its obligation to make any such Loan) or to reduce the amount of any sum received or receivable by the Lender hereunder (whether of principal, interest or otherwise), then the Borrowers will pay to the Lender such additional amount or amounts as will compensate the Lender for such additional costs incurred or reduction suffered.

2.12.2

If any Lender determines that any Change in Law regarding capital requirements has or would have the effect of reducing the Lender’s rate of return with respect to the Loans made by the Lender to a level below that which the Lender would have achieved but for such Change in Law prior to the occurrence of such Change in Law, then from time to time the Borrowers will pay to such Lender such additional amount or amounts as will compensate such Lender for any such reduction suffered.

2.12.3

A certificate of a Lender setting forth the amount or amounts necessary to compensate the Lender as specified in Sections 2.12.1 or 2.12.2 shall be delivered to the Borrowers, and any such certificate shall include a brief description of the Change in Law and a calculation of the amount or amounts necessary to compensate the Lender and shall, absent manifest error, be prima facie evidence of the amount of such compensation. The Borrowers shall pay such Lender the amount shown as due on any such certificate within 30 days after receipt thereof.

2.12.4	Failure or delay on the part of any Lender to demand compensation pursuant to this Section 2.12 shall not constitute a waiver of the Lender’s right to demand such compensation.

2.12.5

In the event that any Lender shall have determined (which determination shall be reasonably exercised and shall, absent manifest error, constitute prima facie evidence thereof) at any time that the making or continuance of any Type of Loan has become unlawful or materially restricted as a result of compliance by the Lender in good faith with any Applicable Law, then, in any such event, the Lender shall give prompt notice (by telephone and confirmed in writing) to the Borrowers of such determination. Upon the giving of the notice to the Borrowers referred to in this Section 2.12.5, the Borrowers’ right to request (by continuation or otherwise), and the Lenders’ obligation to make, Loans of that Type shall be immediately suspended and if the affected Type of Loans are then outstanding, the Borrowers shall immediately, or if permitted by Applicable Law, no later than the date permitted thereby, upon at least one Business Day prior written notice to the Lenders, convert each such affected Type of Loan into a Type of Loan that is not so affected.

2.13	Payments Generally

Each Borrower shall make each payment required to be made by it hereunder (whether of principal, interest or fees, amounts payable under any of Sections 2.9 or 2.12 or otherwise) prior to 12:00 p.m., Toronto time, on the date when due, in immediately available funds, without set-off or counterclaim except for any deductions or withholdings for any present or future Taxes or similar charges that the Borrower is required to make pursuant to Applicable Law. Any amounts received after such time on any date may, in the discretion of the Lenders, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon. If any payment hereunder shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension. The Borrowers shall make payments to the Lenders in accordance with instructions provided by the Lenders to the Borrowers.

2.14	Addition of Borrowers

Holdings may elect from time to time to designate another Subsidiary or a subsidiary of Holdings as a Borrower hereunder subject to delivering to the Lenders a signed accession agreement in the form required by the Lenders and from and after the date of such designation, such Person shall for all purposes be a “Borrower” hereunder.

2.15	Withholding Tax.

2.15.1

Any and all payments required to be made by or on behalf of the Borrowers under this Agreement will be made free and clear of, and without deduction or withholding for, or on account of, any present or future Taxes or similar charges (collectively, the “Withholdings”) unless such Withholdings are required to be made under Applicable Law. If a Borrower is so required to deduct or withhold any Withholdings from any amount payable to any Lender:

(a)	The applicable Borrower will remit the Withholdings to the appropriate taxation authority following its deduction or withholding prior to the date on which penalties attach thereto.

(b)

Within 30 days after such Withholdings have been remitted, the applicable Borrower will deliver to the Lenders evidence satisfactory to the Lenders, acting reasonably, that the taxes or charges in respect of which such deduction or withholding was made have been remitted to the appropriate taxation authority.

2.15.2

If a payment made to any Lender under this Agreement by any Borrower would be subject to U.S. federal withholding tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the IRC, as applicable), the Lender shall deliver to such Borrower at the time or times prescribed by law and at such time or times reasonably requested by such Borrower such documentation prescribed by Applicable Law (including as prescribed by Section 1471(b)(3)(C)(i) of the IRC) and such additional documentation reasonably requested by such Borrower as may be necessary for it to comply with its obligations under FATCA and to determine that the Lender has complied with the Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this 2.15.2, “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

2.15.3

Each Borrower will pay any and all present or future stamp or documentary taxes or any other taxes or arising from any payment made by it hereunder or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement to the relevant Governmental Authority in accordance with Applicable Law.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

Each Borrower makes each of the following representations and warranties in favour of the Lenders solely as to itself and its Subsidiaries, assets and operations (and not as to any other Borrower nor as to the Subsidiaries, assets or operations of any other Borrower):

3.1	Organization; Powers

It is organized, validly existing and in good standing under the laws of the jurisdiction of its organization, has all requisite power and authority and holds all requisite licences, permits, approvals and qualifications necessary to carry on its business as presently conducted, and is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required, except to the extent that the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect.

3.2	Authorization; Enforceability

This Agreement is within its corporate power and has been authorized by all necessary corporate and other action. This Agreement has been executed and delivered by it and constitute legal, valid and binding obligations of it, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

3.3	Governmental Approvals; No Conflicts

This Agreement, except for matters that, individually or in the aggregate would not reasonably be expected to result in a Material Adverse Effect, (a) does not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, (b) does not violate any applicable Law or its constating or organizational documents or any order of any Governmental Authority affecting it, (c) does not violate in any material way or result in a default under any indenture, agreement or other instrument binding upon it or any of its assets, or give rise to a right thereunder to require any payment to be made by it, and (d) does not result in the creation or imposition of any lien on any asset of its assets.

3.4	Financial Information

3.4.1

All financial statements delivered by it to the Lenders pursuant to this Agreement present fairly, in all material respects, its financial position and the results of its operations and cash flows as of such dates and for such periods of such financial statements, in accordance with GAAP.

3.4.2

All written information (including that disclosed in all financial statements) pertaining to it that has been made available to the Lenders by it, or any of its authorized representatives, taken as a whole, was, when furnished, complete and correct in all material respects and did not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements were made.

3.5	Litigation

There are no actions, suits or proceedings pending or, to its actual knowledge, threatened against or affecting it, any of its Subsidiaries or any of its or their assets that would, if determined adversely, affect the legality or enforceability of this Agreement or would reasonably be expected to have a Material Adverse Effect.

3.6	Compliance with Laws and Agreements

Except for any matters that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect, it and its Subsidiaries are in compliance with all Laws applicable to them or their property (including all labour laws) and all indentures, agreements and other instruments binding upon them or their property (including all labour contracts). Except for any matters that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect, it and its Subsidiaries have not violated or failed to obtain any Authorization necessary to the ownership of their property or assets or the conduct of their businesses.

3.7	Taxes

It and its Subsidiaries have timely filed or caused to be filed all Tax returns and reports required to have been filed and have paid or caused to be paid all Taxes required to have been paid by them (including all instalments with respect to the current period) and have made adequate provision for Taxes for the current period, except Taxes which individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect.

3.8	Pension Plans

All material obligations of it and its Subsidiaries (including fiduciary, funding, investment and administration obligations) required to be performed in connection with its or their pension and benefit plans and the funding agreements therefor have been performed on a timely basis and there are no unfunded or undisclosed liabilities thereunder, except to the extent that the same individually or in aggregate would not reasonably be expected to have a Material Adverse Effect.

3.9	No Order or Judgments

There are no orders, judgments, award or decrees outstanding against it or any of its Subsidiaries, or affecting their assets, that would reasonably be expected to have a Material Adverse Effect.

3.10	Insurance

Except for any matters which would individually or in aggregate not reasonably be expected to have a Material Adverse Effect, all policies of fire, liability, workers’ compensation, casualty, flood, business interruption, third party liability, and other forms of insurance owned or held by it and its Subsidiaries provide insurance coverage in at least such amounts and against at least such risks (but including in any event public liability) in each case as are usually insured against in the same general area by companies engaged in the same or a similar businesses.

3.11	Solvency

It is not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada) or the United States Bankruptcy Code.

3.12	Environmental Matters

Neither it nor its Subsidiaries, nor the operations conducted thereon violate any applicable order of any Governmental Authority made pursuant to Environmental Laws, where such violation would reasonably be expected to result in remedial obligations having a Material Adverse Effect.

3.13	Money Laundering Laws

Its operations are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the U.S. Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the other applicable money laundering Laws to which they are subject, including the rules and regulations thereunder (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body involving any of them with respect to the Money Laundering Laws is pending, except as disclosed in writing to the Lenders or as would not have a Material Adverse Effect.

3.14	Office of Foreign Assets Control

Neither it nor any of its directors, officers, Subsidiaries, or, to its knowledge, employees is (a) a person included in the Specially Designated Nationals and Blocked Persons Lists (the “OFAC Lists”), as published from time to time by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), or (b) currently subject to any U.S. economic sanctions administered by OFAC.

3.15	Survival of Representations and Warranties

The representations and warranties set out in this Article 3 and in any certificate, notice, delivered by any Borrower pursuant to this Agreement will survive the execution and delivery of this Agreement notwithstanding any investigation or examination that may be made by the Lenders.

3.16	Deemed Repetition

The above representations and warranties of each Borrower contained in this Article 3 will be deemed to be repeated on the date of the delivery of each Borrowing Request by such Borrower and each rollover of a Borrowing as if made on each such date, unless such representations and warranties expressly refer to a different date.

ARTICLE 4

CONDITIONS PRECEDENT TO LIBOR LOANS

4.1	Effective Date

The obligations of the Lenders to make Loans hereunder shall not become effective until the date on which the Lenders confirm to each Borrower that is a party to this agreement on the date hereof that each of the following conditions is satisfied (or waived by the Lenders in accordance with Section 10.3):

(a)	the Lenders shall have received from each Borrower a counterpart of this Agreement and the Additional Terms Agreement signed on behalf of such Borrower; and

(b)	the Lenders shall have received such other documents and instruments as are both customary for transactions of this type and as they may reasonably request.

4.2	Conditions Precedent to Borrowings

The obligation of the Lenders to make a Loan on the occasion of any Borrowing (including on the occasion of the initial Borrowings hereunder), is subject to the satisfaction of the following conditions, it being understood that the conditions are included for the exclusive benefit of the Lenders and may be waived in writing in whole or in part by the Lenders at any time:

(a)

the representations and warranties of the Borrower requesting the Borrowing will be true and correct on and as of the date of each such Borrowing, as if made on such date unless such representations and warranties expressly refer to a different date;

(b)	at the time of and immediately after giving effect to such Borrowing, no Default or Event of Default will have occurred and be continuing; and

(c)	the Lenders will have received a Borrowing Request in the manner and within the time period required by Section 2.3.

ARTICLE 5

AFFIRMATIVE COVENANTS

From (and including) the Effective Date until the expiry or termination of the Credit Facility and the payment in full of all Obligations owing hereunder, each Borrower covenants and agrees with the Lenders that with respect to itself and its Subsidiaries:

5.1	Financial Statements and Other Information

It will furnish or cause to be furnished to the Lenders:

5.1.1	at the request of any Lender, its most recently prepared financial statements;

5.1.2

forthwith after a Responsible Officer of such Borrower learns of the existence of a Default or Event of Default, the certificate of such Borrower, signed by a Responsible Officer, specifying the event which constitutes a Default or Event of Default, together with a statement of the steps being taken to cure such Default or Event of Default;

5.1.3	forthwith after a Responsible Officer of a Borrower learns that any representation or warranty is inaccurate in any material respect when made or deemed to have been made, notice thereof;

5.1.4

forthwith upon receipt thereof, notice to the Lenders of any action, suit or proceeding affecting such Borrower or any of its Subsidiaries that would, if determined adversely, reasonably be expected to have a Material Adverse Effect and will, from time to time, furnish the Lenders with such information reasonably required by the Lenders with respect to the status of any such action, suit or proceeding; and

5.1.5	such other information as the Lenders may from time to time reasonably request.

5.2	Existence; Conduct of Business

It will maintain its existence in good standing and conduct its businesses in a prudent manner.

5.3	Timely Payment

It will make due and timely payment, as provided for herein, of the principal of all Loans, all interest thereon and all fees and other amounts required to be paid by it hereunder.

5.4	Books and Records

It will at all times keep true and complete financial books and records and accounts in accordance with, to the extent applicable, GAAP.

5.5	Compliance with Laws

It will, and will cause its Subsidiaries to, comply with all Laws applicable to them or their property, except where the occurrence of such non-compliance, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect. It will not directly or indirectly (a) lend or contribute by way of equity the proceeds of the Loans to any Person on the OFAC Lists at the time of such loan or contribution or any Person that is known to the Borrowers as being owned or controlled by a Person on the OFAC Lists at such time, or (b) knowingly use or otherwise knowingly make available the proceeds of the Loans to any Subsidiary, joint venture partner or other Person in violation of any of the U.S. economic sanctions administered by OFAC.

5.6	Insurance

It will, and will cause its Subsidiaries to, maintain or cause to be maintained, with financially sound and reputable insurers, insurance with respect to their respective properties and business against such liabilities, casualties, risks and contingencies and in such types (including business interruption insurance and, to the extent available at commercially reasonable rates, flood insurance) and amounts as is customary in the case of Persons engaged in the same or similar businesses, except where the occurrence of such noncompliance, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

5.7	Operation of Business

It will, and will cause its Subsidiaries to, maintain all necessary licences, approvals and permits and manage and operate their businesses in compliance in all material respects with all Applicable Laws, except where a failure to so maintain, manage and operate would not reasonably be expected to result in a Material Adverse Effect.

5.8	Maintenance of Assets

It will cause its properties and the properties of its Subsidiaries, to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in their judgment may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that nothing will prevent or restrict the sale, abandonment or other disposition of any of such properties or any failure to take any of the foregoing actions where such action or failure would not reasonably be expected to result in a Material Adverse Effect.

5.9	Payment of Taxes

It and its Subsidiaries will, on or before the date for payment thereof, pay all Taxes imposed upon them or upon their assets, the non-payment of which would reasonably be expected to result in a Material Adverse Effect, except any such Tax that is being contested in good faith and by proper proceedings and as to which appropriate reserves are maintained in accordance with generally accepted accounting principles.

5.10	Use of Proceeds

It will use the proceeds of all Borrowings obtained under the Credit Facility only for the purposes set out in Section 2.1.1 of this Agreement.

ARTICLE 6

NEGATIVE COVENANTS

From (and including) the Effective Date until the termination or expiry of the Credit Facility and the payment in full of all Obligations owing hereunder, each Borrower covenants and agrees with the Lenders that:

6.1	Fundamental Changes

It (a “Predecessor”) will not enter into any transaction whereby all or substantially all of its assets would become the property of any other Person (a “Successor”) whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale or otherwise, unless:

6.1.1	no Default or Event of Default will have occurred and remain outstanding and such transaction will not result in the occurrence of any Default or Event of Default;

6.1.2

prior to or contemporaneously with the consummation of such transaction the Predecessor and/or the Successor have executed such instruments and delivered such legal opinions as the Lenders reasonably request in forms acceptable to the Lenders acting reasonably and done such things as are necessary or advisable to establish that upon the consummation of such transaction;

(a)	the Successor will have assumed all the covenants and obligations of the Predecessor under this Agreement; and

(b)	this Agreement will be a valid and binding obligation of the Successor entitling the Lenders, as against the Successor, to exercise all their rights under its Agreement;

(whereupon such Successor will become a Borrower and, if the Predecessor is Holdings, the Guarantor hereunder, as applicable, entitled to exercise every right and power of the Predecessor hereunder with the same effect as if such Successor had been named as a Borrower and, if applicable, the Guarantor hereunder, whereupon the Predecessor will be released from all of its covenants and the Obligations); and

6.1.3

the Lenders, having received such information relating to such proposed transaction as the Lenders may have reasonably requested, has confirmed in writing that such Successor is acceptable to the Lenders, acting reasonably.

The foregoing will not apply to any transfer of any assets by any Borrower to any other Borrower or any Subsidiary.

6.2	Hedging Transactions

No Borrower will, or permit any of its Subsidiaries to, enter into any hedging transactions other than in the ordinary course of business.

6.3	Distributions during Default

No Borrower shall make any Distribution while a Default or an Event of Default exists, except that the foregoing will not restrict the ability of any Borrower to make any Distribution to any other Borrower or the Guarantor.

ARTICLE 7

EVENTS OF DEFAULT

7.1	Events of Default

If any of the following events (“Events of Default”) occurs:

(a)	any Borrower fails to pay the principal of any Loan when due and payable by it, including on the Maturity Date;

(b)

any Borrower fails to pay interest or any other amount owing by it hereunder when due hereunder and such failure will continue unremedied for a period of three Business Days after written notice thereof from any Lender;

(c)

any representation or warranty made or deemed made by or on behalf of any Borrower hereunder will prove to have been incorrect in any material respect when made or deemed to be made and, if such incorrect representation or warranty can reasonably be expected to be cured within 15 Business Days, such incorrect representation or warranty is not remedied within 15 Business Days after notice thereof from any Lender to the Borrowers;

(d)

any Borrower fails to observe or perform any other covenant, condition or agreement contained in this Agreement and such failure continues unremedied for a period of 20 Business Days after the earlier of a Responsible Officer of a Borrower becoming aware of such failure or written notice thereof from any Lender;

(e)	any Borrower:

(i)

becomes insolvent, or generally does not or becomes unable to pay its debts or meet its liabilities as the same become due, or admits in writing its inability to pay its debts generally, or declares any general moratorium on its indebtedness, or proposes a compromise or arrangement between it and any class of its creditors;

(ii)

commits an act of bankruptcy under the Bankruptcy and Insolvency Act (Canada), the United States Bankruptcy Code or under analogous foreign law, or makes an assignment of its property for the general benefit of its creditors under such Act or under analogous foreign law, or makes a proposal (or files a notice of its intention to do so) under such Act or under analogous foreign law;

(iii)

institutes any proceeding seeking to adjudicate it an insolvent, or seeking liquidation, dissolution, winding-up, reorganization, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts or any other relief, under any federal, provincial or foreign Law in effect on the Effective Date or thereafter arising relating to bankruptcy, winding-up, insolvency, reorganization, receivership, plans of arrangement or relief or protection of debtors (including the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the United States Bankruptcy Code and any applicable corporations legislation) or at common law or in equity, or files an answer admitting the material allegations of a petition filed against it in any such proceeding;

(iv)

applies for the appointment of, or the taking of possession by, a receiver, interim receiver, receiver/manager, sequestrator, conservator, custodian, administrator, trustee, liquidator or other similar official for it or any substantial part of its property; or

(v)

threatens to do any of the foregoing, or takes any action, corporate or otherwise, to approve, effect, consent to or authorize any of the actions described in this Section 7.1(e) or in Section 7.1(f), or otherwise acts in furtherance thereof or fails to act in a timely and appropriate manner in defence thereof;

(f)	any petition, proposal or notice of intention to file a proposal is filed, application made or other proceeding instituted against or in respect of any Borrower:

(i)	seeking to adjudicate it an insolvent;

(ii)	seeking a receiving order against it under the Bankruptcy and Insolvency Act (Canada), the United States Bankruptcy Code or under analogous foreign law;

(iii)

seeking liquidation, dissolution, winding-up, reorganization, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts or any other relief under any federal, provincial or foreign Law in effect on the Effective Date or thereafter arising relating to bankruptcy, winding-up, insolvency, reorganization, receivership, plans of arrangement or relief or protection of debtors (including the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the United States Bankruptcy Code and any applicable corporations legislation) or at common law or in equity; or

(iv)

seeking the entry of an order for relief or the appointment of, or the taking of possession by, a receiver, interim receiver, receiver/manager, sequestrator, conservator, custodian, administrator, trustee, liquidator or other similar official for it or any substantial part of its property;

and such petition, application or proceeding continues undismissed, or unstayed and in effect, for a period of 60 days after the institution thereof; provided that if an order, decree or judgment is granted or entered (whether or not entered or subject to appeal) against the applicable Borrower thereunder in the interim, such grace period will cease to apply, and provided further that if such Borrower files an answer admitting the material allegations of a petition filed against it in any such proceeding, such grace period will cease to apply;

(g)

any other event occurs which, under the Laws of any applicable jurisdiction, has an effect equivalent to any of the events referred to in either of Sections 7.1(e) or 7.1(f) and, if the event is equivalent to the event referred to in 7.1(f) (subject to the same provisos), the 60 day grace period will apply as set out in 7.1(f);

(h)	the occurrence of a Credit Agreement Event of Default that has not been waived;

(i)

any one or more judgments for the payment of borrowed money in an aggregate amount in excess of the Specified Threshold Amount is rendered against any Borrower and such Borrower has not (i) provided for the discharge of such judgment in accordance with its terms within 30 days from the date of entry thereof, or (ii) procured a stay of execution thereof within 30 days from the date of entry thereof and within such period, or such longer period during which execution of such judgment continues to be stayed, appealed such judgment and caused the execution thereof to be stayed during such appeal; provided that if enforcement and/or realization proceedings or similar process are lawfully commenced in respect thereof in the interim, such grace period will cease to apply;

(j)

any property of any Borrower having a fair market value in excess of the Specified Threshold Amount is seized (including by way of execution, attachment, garnishment, levy or distraint) or any lien thereon securing indebtedness is enforced against such property, or such property has become subject to any charging order or equitable execution of a Governmental Authority, or any writ of execution or distress warrant exists in respect of such property, or any sheriff or other Person becomes lawfully entitled by operation of law or otherwise to seize or distrain upon such property, and in any case such seizure, enforcement, execution, attachment, garnishment, distraint, charging order or equitable execution or other seizure or right, continues in effect and is not released or discharged for more than 30 days or such longer period during which entitlement to the use of such property continues with the affected Borrower and the affected Borrower is contesting the same in good faith and by appropriate proceedings, provided that if the property is removed from the use of the affected Borrower or is sold in the interim, such grace period shall cease to apply;

(k)

any Borrower shall fail to pay any principal or premium or interest in respect of any indebtedness for borrowed money in an aggregate amount exceeding the Specified Threshold Amount when the same becomes due and payable (whether at scheduled maturity, required prepayment, acceleration, demand or otherwise), and such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument relating to such indebtedness for borrowed money; or

(l)

this Agreement, at any time for any reason, terminates or ceases to be in full force and effect and a legally valid, binding and enforceable obligation of the Borrowers is declared to be void or voidable or is repudiated, or the validity, binding effect, legality or enforceability hereof or thereof is at any time contested by any Borrower or the Guarantor, or any Borrower or Guarantor denies that it has any or any further liability or obligation hereunder or thereunder, or any action or proceeding is commenced to enjoin or restrain the performance or observance by the Borrowers or Guarantor of any material terms hereof or thereof or to question the validity or enforceability hereof or thereof; or

(m)	there occurs any Material Adverse Effect,

then, and in every such event (other than an event with respect to a Borrower or Guarantor described in clause (e), (f) or (g) above), and at any time thereafter during the continuance of such event or any other such event, the Lenders may, by notice to the Borrowers, take either or both of the following actions, at the same or different times: (i) terminate the availability of the Credit Facility, and thereupon the Credit Facility will terminate immediately, and (ii) declare the Loans and Obligations then outstanding to be due and payable in whole (or in part, in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the principal of all Loans so declared to be due and payable, together with accrued interest thereon and all fees and other Obligations of the Borrowers accrued hereunder, will become due and payable immediately, without presentment, demand, protest or other notice of any kind except as set forth earlier in this paragraph, all of which are hereby waived by the Borrowers.

7.2	Legal Proceedings

If any Event of Default occurs, the Lenders may in their discretion, exercise any right or recourse and/or proceed by any action, suit, remedy or proceeding against the Borrowers authorized or permitted by law for the recovery of all the indebtedness and liabilities of the Borrowers to the Lenders and proceed to exercise any and all rights and remedies hereunder, and no such remedy for the enforcement of the rights of the Lenders will be exclusive of or dependent on any other remedy but any one or more of such remedies may from time to time be exercised independently or in combination.

7.3	Non-Merger

The taking of a judgment or judgments or any other action or dealing whatsoever by the Lenders in respect of this Agreement will not operate as a merger of any indebtedness of the Borrowers to the Lenders or in any way suspend payment or affect or prejudice the rights, remedies and powers, legal or equitable, which the Lenders may have in connection with such liabilities and the surrender, cancellation or any other dealings with any security for such liabilities will not release or affect the liability of the Borrowers hereunder.

ARTICLE 8

GUARANTEE AND INDEMNITY

8.1	Guarantee

To induce the Lenders to execute and deliver this Agreement and to make or maintain the Credit Facility in favour of the Borrowers, and in consideration thereof, the Guarantor hereby irrevocably and unconditionally guarantees (this “Guarantee”), on a joint and several basis, to the Lenders the due and punctual payment and performance to the Lenders upon demand made in accordance with the terms of this Agreement of all debts, liabilities and obligations of or owing by the Borrowers to the Lenders at any time and from time to time, present and future, direct and indirect, absolute and contingent, matured or not, arising from this Agreement, and all amendments, restatements, replacements, renewals, extensions, or supplements and continuations hereof, and whether a Borrower is bound alone or with another or others, and whether as principal or surety, and including without limitation, all liabilities of the Borrowers arising as a consequence of their failure to pay or fulfil any Obligations (collectively, the “Guaranteed Obligations”).

8.2	Indemnity

In addition to the guarantee specified in Section 8.1, the Guarantor agrees to indemnify and save the Lenders harmless from and against all reasonable costs, losses, expenses and damages they may suffer as a result or consequence of, any Borrower’s default in the performance of any of the Guaranteed Obligations, or any inability of the Lenders to recover the ultimate balance due or remaining unpaid to them in respect of the Guaranteed Obligations, including without limitation, reasonable legal fees incurred by or on behalf of the Lenders resulting from any action instituted on the basis of the Guarantee.

8.3	Payment and Performance

If any Borrower fails or refuses to punctually make any payment or perform the Guaranteed Obligations (or any part thereof), the Guarantor will unconditionally render any such payment or performance upon demand in accordance with the terms of the Guarantee. Nothing but payment and satisfaction in full of the Guaranteed Obligations will release the Guarantor from its obligations under the Guarantee.

8.4	Continuing Obligation

The Guarantee will be a continuing guarantee, will cover all the Guaranteed Obligations, and will apply to and secure any ultimate balance due or remaining unpaid to the Lenders. The Guarantee will continue to be binding regardless of:

(a)	any amendment, restatement, replacement, renewal, extension, supplement, continuation or waiver of this Agreement or any provision or term hereof;

(b)	whether any other Person or Persons (an “Additional Guarantor”) will become in any other way responsible to the Lenders for, or in respect of all or any part of the Guaranteed Obligations;

(c)	whether any such Additional Guarantor will cease to be so liable;

(d)	the validity or enforceability of any of the Guaranteed Obligations; or

(e)

whether any payment of any of the Guaranteed Obligations has been made and where such payment is rescinded or must otherwise be returned upon the occurrence of any action or event, including the insolvency or bankruptcy of any Borrower or otherwise, all as though such payment had not been made.

8.5	Guarantee Unaffected

The Guarantee will not be determined or affected, or Lenders’ rights under the Guarantee prejudiced by, the termination of any Guaranteed Obligations by operation of law or otherwise, including without limitation, the bankruptcy, insolvency, dissolution or liquidation of any Borrower, or any change in the name, business, powers, capital structure, constitution, objects, organization, directors or management of any Borrower, with respect to transactions occurring either before or after such change. The Guarantee is to extend to the liabilities of the Person or Persons for the time being and from time to time carrying on the business now carried on by the Borrowers, notwithstanding any reorganization of any Borrower or any Additional Guarantor or the amalgamation of any Borrower or any Additional Guarantor with one or more other corporations (in this case, this Guarantee will extend to the liabilities of the resulting corporation and the terms “Borrower” and “Additional Guarantor”, as applicable, will include such resulting corporation) or any sale or disposal of any Borrower’s or any Additional Guarantor’s business in whole or in part to one or more other Persons and all of such liabilities will be included in the Guaranteed Obligations. The Guarantor agrees that the manner in which the Lenders may deal with the Borrowers on the Effective Date or thereafter, any Additional Guarantor or any security (or any collateral subject to the security) or other guarantee in respect of the Guaranteed Obligations will have no effect on the Guarantor’s continuing liability under this Guarantee and the Guarantor irrevocably waives any rights it may have in respect of any of the above.

8.6	Waivers

The Guarantor waives each of the following, to the fullest extent permitted by law:

(a)	any defence based upon:

(i)

the unenforceability or invalidity of all or any part of the Guaranteed Obligations, or any security or other guarantee for the Guaranteed Obligations or any failure of any Lender to take proper care or act in a commercially reasonable manner in respect of any security for the Guaranteed Obligations or any collateral subject to the security, including in respect of any disposition of the collateral or any set-off of a Borrower’s deposits against the Guaranteed Obligations;

(ii)

any act or omission of any Borrower, the Guarantor or any other Person, including any Lender, that directly or indirectly results in the discharge or release of any Borrower or any other Person or any of the Guaranteed Obligations or any security for the Guaranteed Obligations; or

(iii)

any Lender’s present or future method of dealing with any Borrower, the Guarantor, any Additional Guarantor or any security (or any collateral subject to the security) or other guarantee for the Guaranteed Obligations;

(b)	any right (whether existing on the Effective Date or thereafter) to require the Lenders, as a condition to the enforcement of this Guarantee:

(i)	to accelerate any of the Guaranteed Obligations or proceed and exhaust any recourse against any Borrower or any other Person;

(ii)	to realize on any security that it holds;

(iii)	to marshal the assets of any Borrower or any other Person; or

(iv)	to pursue any other remedy that any Borrower may not be able to pursue itself and that might limit or reduce its burden;

(c)	presentment, demand, protest and notice of any kind including, without limitation, notices of default and notice of acceptance of this Guarantee;

(d)	all suretyship defences and rights of every nature otherwise available under Ontario law and the laws of any other jurisdiction;

(e)

any rights of subrogation or indemnification which it may have, until the Obligations of the Borrowers under this Agreement have been paid in full and the Credit Facility has been terminated and is no longer available; and

(f)	all other rights and defences (legal or equitable) the assertion or exercise of which would in any way diminish the liability of the Guarantor.

8.7	Lenders’ Right to Act

The Lenders have the right to deal with the Borrowers, the documents creating or evidencing the Guaranteed Obligations and any security subsequently held by the Lenders (including, without limitation, all modifications, extensions, replacements, amendments, renewals, restatements, and supplements to such documents or security) as they may see fit, without notice to the Guarantor or any Additional Guarantor and without in any way affecting, relieving, limiting or lessening the Guarantor’s or any Additional Guarantor’s liability under this Guarantee. Without limitation, the Lenders may:

(a)	grant time, renewals, extensions, indulgences, releases and discharges to any Borrower or any other Person;

(b)	take new or additional security (including without limitation, other guarantees) from any Borrower or any other Person;

(c)	discharge or partially discharge any or all security;

(d)	elect not to take security from any Borrower or any other Person, or not to perfect security;

(e)	cease or refrain from, or continuing to, giving credit or making loans or advances to any Borrower;

(f)	accept partial payment or performance from any Borrower or any other Person, or otherwise waive compliance by any Borrower or any other Person with the terms of any of the documents or security;

(g)	assign any such document or security to any Person or Persons; or

(h)	deal or dispose in any manner (whether commercially reasonably or not) with any security (or any collateral subject to the security) or other guarantee for the Guaranteed Obligations.

8.8	Action or Inaction

Except as provided at law, no action or omission on the part of any Lender in exercising or failing to exercise its rights under this Article 8 or in connection with or arising from all or part of the Guaranteed Obligations will make the Lenders liable to any Borrower or the Guarantor for any loss occasioned to such Borrower or the Guarantor.

8.9	Remedies Cumulative

The rights and remedies provided in this Article 8 are cumulative and may be exercised singly or concurrently, and are not exclusive of any rights or remedies provided by law.

8.10	Demand

The Lenders may make demand in writing to the Guarantor at any time and from time to time after the occurrence of and during the continuance of an Event of Default in accordance with this Agreement, each such written demand to be accepted by the Guarantor as complete and satisfactory evidence of any default by the Borrowers (or any of them) and the extent of such Event of Default, and of the Guarantor’s obligations to make a payment under this Guarantee and the amount of such payment. The Guarantor will pay to the Lenders such amount or amounts payable under this Guarantee immediately upon such written demand.

ARTICLE 9

DEPOSITS

9.1	Deposits

Until the Maturity Date, any Lender or its nominee may from time to time request to place amounts on deposit with a Borrower or its nominee. If a Borrower or its nominee agrees to accept such a deposit, then the parties agree that the terms set out in Exhibit B will govern such deposit and the parties to such arrangement agree to execute a form of Deposit Record substantially in the form of Exhibit B.

ARTICLE 10

MISCELLANEOUS

10.1	Subordination to Credit Agreement Indebtedness

If a Borrower should so request, the Lenders agree that they will execute a subordination agreement in the form as is reasonably requested by a lender under a Credit Agreement, with the effect that such subordination agreement subordinate all Obligations owing hereunder to the relevant Credit Agreement Indebtedness.

10.2	Notices

Except in the case of notices and other communications expressly permitted to be given by telephone, all notices and other communications provided for herein will be in writing and will be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by email in each case to the addressee, as follows:

10.2.1	if to the Borrowers:

if to BAM Re Holdings Ltd.:

73 Front Street

5th Floor

Hamilton, HM12

Bermuda

Attention: James Bodi

E-mail: [REDACTED]

if to North End RE (Cayman) SPC:

c/o Aon Insurance Managers (Cayman) Ltd.

18 Forum Lane, 2nd Floor

Camana Bay PO Box 69 GT

Grand Cayman, KY1-1102

Cayman Islands

Attention: Gregory McConnie

E-mail: [REDACTED]

if to North End RE Ltd.:

73 Front Street

5th Floor

Hamilton, HM12

Bermuda

Attention: Gregory McConnie

E-mail: [REDACTED]

if to Brookfield Annuity Company:

333 Bay Street, Suite 1200

Toronto, ON M5H 2R2

Canada

Attention: Paul Forestell

E-mail: [REDACTED]

10.2.2	if to the Lenders:

if to Brookfield US Holdings Inc.:

Brookfield Place

181 Bay Street, Suite 300

Toronto, ON

M5J 2T3

Attention: Kathy Sarpash

E-mail: [REDACTED]

if to Brookfield International Holdings Inc.:

Rendezvous Corporate Centre

Rendezvous

Christ Church

BB15131

Barbados

Attention: Gregorie McConnie

E-mail: [REDACTED]

Any party hereto may change its address or facsimile number for notices and other communications hereunder by notice to the other parties hereto. All notices and other communications given to any party hereto in accordance with the provisions of this Agreement will be deemed to have been given on the date of receipt.

10.3	Waivers

No failure or delay by any Lender in exercising any right or power hereunder will operate as a waiver thereof, nor will any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Lenders hereunder are cumulative and are not exclusive of any rights or remedies that it would otherwise have. Any waiver of any provision of this Agreement or consent to any departure by the Borrowers or the Guarantor therefrom will be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the making of any Loan will not be construed as a waiver of any Default, regardless of whether the Lenders may have had notice or knowledge of such Default at the time.

10.4	Expenses; Indemnity

10.4.1

Each Borrower will pay its pro rata share of all reasonable out-of-pocket expenses incurred by the Lenders, including the reasonable fees, charges and disbursements of external counsel for the Lenders in connection with the negotiation and preparation of this Agreement (whether or not the transactions contemplated hereby or thereby will be consummated), the management and administration of Loans and this Agreement (whether or not any Borrowings are made hereunder), any amendments, modifications or waivers of the provisions of this Agreement, and the collection, enforcement or protection of the Lenders’ rights in connection with this Agreement, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of the Credit Facility and the Loans.

10.4.2

Each Borrower will indemnify the Lenders, their directors, officers and employees (each such Person including the directors, officers and employees herein referred to as an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, cost recovery actions, damages, expenses and liabilities of whatsoever nature or kind asserted by third parties, and all reasonable out-of-pocket expenses to which any Indemnitee may become subject arising out of or in connection with (a) the execution or delivery by the Lenders of this Agreement or any agreement or instrument contemplated hereby, the performance by the Lenders of their obligations hereunder or thereunder, and the consummation of the transactions contemplated hereunder, (b) any Loan or any actual or proposed use of the proceeds therefrom, (c) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory and regardless of whether any Indemnitee is a party thereto, (d) any other aspect of this Agreement, and (e) the enforcement of any Indemnitee’s rights hereunder and any related investigation, defence, preparation of defence, litigation and enquiries (the “Claim”); provided that (i) such indemnity will not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and non-appealable judgment to have resulted from the gross negligence, willful misconduct or willful material breach of this Agreement by such Indemnitee; (ii) if any such losses, claims, actions, damages, expenses and liabilities arise from the actions or inactions of or transactions with only one Borrower, only such Borrower will be liable to indemnify the Indemnities for the full amount thereof, and (iii) if any such losses, claims, actions, damages, expenses and liabilities arise from the actions or inactions of or transactions with more than one Borrower, only those Borrowers will be liable to indemnify the Indemnities in respect thereof, each as to its pro rata share.

10.4.3

For purposes of this Section 10.4, each Borrower’s pro rata share will equal 25% except that when this term is used with reference to less than all of the Borrowers, the pro rata shares of each such Borrowers will be equal and will total 100%.

10.5	Currency Indemnity

If, for the purposes of obtaining judgment in any court in any jurisdiction with respect to this Agreement or any other Financing Document, it becomes necessary to convert into the currency of such jurisdiction (the “Judgment Currency”) any amount due under this Agreement or under any other Financing Document in any currency other than the Judgment Currency (the “Currency Due”), then conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which judgment is given. For this purpose “rate of exchange” means the rate at which the Lenders are able, on the relevant date, to purchase the Currency Due with the Judgment Currency in accordance with its normal practice. In the event that there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment is given and the date of receipt by the Lenders of the amount due, the Borrowers will, on the date of receipt by the Lenders, pay such additional amounts, if any, or be entitled to receive reimbursement of such amount, if any, as may be necessary to ensure that the amount received by the Lenders on such date is the amount in the Judgment Currency which when converted at the rate of exchange prevailing on the date of receipt by the Lenders is the amount then due under this Agreement or such other Financing Document in the Currency Due. If the amount of the Currency Due which the Lenders are so able to purchase is less than the amount of the Currency Due originally due to it, the Borrowers shall indemnify and save the Lenders harmless from and against all loss or damage arising as a result of such deficiency. This indemnity shall constitute an obligation separate and independent from the other obligations contained in this Agreement and the other Financing Documents, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by the Lenders from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of an amount due under this Agreement or any other Financing Document or under any judgment or order.

10.6	Successors and Assigns and Addition of Lenders

10.6.1

The provisions of this Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that no Borrower may, without the prior written consent of the Lenders, assign or otherwise transfer any of its rights or obligations hereunder to any Person other than a Successor pursuant to a transaction that is completed in compliance with Section 6.1.

10.6.2	Any Lender may assign to one or more assignees all or any portion of its rights and obligations under this Agreement at any time upon giving the Borrowers written notice thereof.

10.6.3

Any Lender may at any time and from time to time add any Person as a Lender hereunder by delivering written notice of such designation to the Borrowers. From and after the delivery of any such written notice by any Lender, each Person that is so designated as a Lender hereunder will be entitled to all rights and benefits of this Agreement and be jointly and severally liable with each other Lender hereunder for the obligations of the Lenders hereunder.

10.6.4

The Lenders may designate and appoint one or more of the Lenders or any other Person as their agents under this Agreement for the purposes of receiving all notices and requests to be issued, giving all consents and approvals and receiving all payments to be made to the Lenders hereunder and the Borrowers will be entitled to rely on any such designation and appointment and will be deemed to have discharged their obligations hereunder if such notices and requests are delivered, consents and approvals are obtained and payments are made in accordance with such designations and appointments.

10.7	Survival

All covenants, agreements, representations and warranties made by the Borrowers herein will be considered to have been relied upon by the Lenders and will survive the execution and delivery of this Agreement and the making of any Loans, and all such covenants and agreements will continue in full force and effect as long as the principal of or any accrued interest on any Loan or any fee or any other amount payable under this Agreement is outstanding and unpaid and so long as the Credit Facility has not expired or been terminated other than these amounts claimed or capable of being claimed under sections of this Agreement which by the terms of this Agreement, survive termination of this Agreement. Sections 2.9, 10.4 and 10.7 will survive and remain in full force and effect, regardless of the repayment of the Obligations or the expiration or termination of the Credit Facility or this Agreement or any provision hereof.

10.8	Counterparts; Integration; Effectiveness

This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which will constitute an original, but all of which when taken together will constitute a single contract. This Agreement and any separate letter agreements with respect to fees payable to the Lenders, constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. This Agreement will become effective when it will have been executed by the Lenders and when the Lenders will have received the counterpart hereof which, when taken together, bears the Borrowers’ and the Guarantor’s signatures, and thereafter will be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Delivery of an executed original counterpart of a signature page of this Agreement by facsimile will be as effective as delivery of a manually executed original counterpart of this Agreement.

10.9	Severability

Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof, and the invalidity of a particular provision in a particular jurisdiction will not invalidate such provision in any other jurisdiction.

10.10	Right of Set Off

If an Event of Default will have occurred and be continuing, the Lenders are hereby authorized at any time and from time to time, to the fullest extent permitted by Law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other obligations at any time owing by any Lender to or for the credit or the account of any Borrower against any of and all of the obligations of such Borrower under this Agreement held by the Lender, irrespective of whether or not the Lender will have made any demand under this Agreement and although such obligations may be unmatured. The rights of the Lenders under this section are in addition to other rights and remedies (including other rights of set off) which the Lenders may have.

10.11	Governing Law; Jurisdiction

This Agreement will be construed in accordance with and governed by the Laws of the Province of Ontario. Each of the Borrowers hereby irrevocably and unconditionally submits, for itself and its property, to the non-exclusive jurisdiction of the Courts of the Province of Ontario. For the avoidance of doubt, any provision in this Agreement relating to the segregation of the assets or liabilities of Cayman Opco in accordance with Cayman Islands law shall be governed by and construed in accordance with the Cayman Companies Act.

10.12	Waiver of Jury Trial

Each party hereto waives, to the fullest extent permitted by Applicable Law, any right it may have to trial by jury in any legal proceeding directly or indirectly arising out of or relating to this Agreement.

10.13	Headings

Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and will not affect the construction of, or be taken into consideration in interpreting, this Agreement.

10.14	Limited Recourse

Recourse under this Agreement against each Borrower (including as Guarantor in the case of Holdings) will be limited to the property and assets of such Borrower, and this Agreement will not be personally binding upon, and resort will not be had to, nor will recourse or satisfaction be sought from the private property of, any of the limited partners, unitholders or securityholders of such Borrower or Guarantor.

For the avoidance of doubt, any liabilities incurred by Cayman Opco acting for its own account under this Agreement are to be discharged by recourse only to its General Assets. In accordance with the Cayman Companies Act, when enforcing their rights against Cayman Opco acting for its own account, the Lenders will have no recourse whatsoever to the assets of any segregated portfolio of Cayman Opco. In the event of the exhaustion of the General Assets of Cayman Opco, (a) there will be no recourse by any party to the assets attributable to any other segregated portfolios established by Cayman Opco to satisfy any obligations of Cayman Opco acting for its own account remaining after exhaustion of the General Assets, (b) there is no obligation whatsoever for Cayman Opco to use any property attributable to any segregated portfolio to satisfy any claim remaining against Cayman Opco acting for its own account after exhaustion of the General Assets, (c) any obligations remaining thereafter shall be extinguished and (d) the Lenders shall take no further action against Cayman Opco or any segregated portfolio of Cayman Opco in respect of any such obligations.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first above written.

BAM RE HOLDINGS LTD.

By:	/s/ James Bodi
	Name:	James Bodi
	Title:	Director & Vice President

NORTH END RE (CAYMAN) SPC for and on its own behalf

By:	/s/ Gregory McConnie
	Name:	Gregory McConnie
	Title:	Director & Chief Executive Officer

NORTH END RE LTD.

By:	/s/ Gregory McConnie
	Name:	Gregory McConnie
	Title:	Director & Chief Executive Officer

BROOKFIELD ANNUITY COMPANY

By:	/s/ Paul Forestell
	Name:	Paul Forestell
	Title:	Chief Executive Officer & President

BROOKFIELD US HOLDINGS INC.

By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Director, Vice President & Secretary

BROOKFIELD INTERNATIONAL HOLDINGS INC.

By:	/s/ Gregory McConnie
	Name:	Gregory McConnie
	Title:	Director & President

EXHIBIT A

FORM OF BORROWING REQUEST

Date: ●

The undersigned, ● (a “Borrower”), refers to the Credit Agreement dated as of June 28, 2021, between BAM Re Holdings Ltd., North End RE (Cayman) SPC, North End RE Ltd. and Brookfield Annuity Company, as Borrowers, BAM Re Holdings Ltd., as Guarantor, and Brookfield US Holdings Inc. and Brookfield International Holdings Inc., as Lenders (the “Credit Agreement”). Capitalized terms used herein and not otherwise defined herein will have the meanings assigned to such terms in the Credit Agreement.

The undersigned Borrower hereby gives you notice pursuant to Section 2.3 of the Credit Agreement that it requests a Borrowing under the Credit Agreement as follows:

(a)	Amount and Interest Period: a ● Loan in the amount of $● and with an Interest Period of ● months.

(b)	Date of Borrowing:

(c)	Account to which the funds are to be disbursed: ●

(d)

The undersigned confirms having read the provisions of the Credit Agreement which are relevant to the furnishing of this Borrowing Request. The undersigned confirms that the Borrower has complied with all conditions precedent for the requested Borrowing.

The undersigned Borrower hereby certifies that its representations and warranties set forth in the Credit Agreement are true and correct on and as of the date hereof as if made as of the date hereof unless such representations and warranties expressly refer to a different date, and no Default or Event of Default exists.

●

Per:
Name:
Title:

EXHIBIT B

FORM OF DEPOSIT RECORD

●, 20●	Toronto

FOR VALUE RECEIVED, ● (“Depositee”), having its principal office at ●, promises to pay on demand to the order of ● (“Depositor”), having its principal office at ●, the Principal Amounts (as defined below) as the Depositor may from time to time advance to the Depositee, together with interest from the date hereof at the Applicable Interest Rate (as defined below), calculated and compounded monthly, both before and after maturity, default and judgment and until actual payment, with interest on overdue interest at the same rate.

WHEREAS, the Depositor may make deposits with the Depositee from time to time (each a “Deposit”);

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

WHEN USED HEREIN, the following capitalized terms will have the following meanings:

“Applicable Interest Rate” will mean a rate of [LIBOR + ●%] per annum, noting that such rate may be revised so as to reflect market terms prior to any deposit being made, based on the deposit rates of at least two commercial banks.

“Business Day” means any day except a Saturday, Sunday or other day on which commercial banks in New York City or Toronto, Canada are authorized or required by law to close.

“Deposit Date” will be the date of each advance under this Note.

“Default Rate” will be the Applicable Interest Rate plus ● percent (●%) per annum.

“Deposits” mean, collectively, all Deposits advanced by the Depositor to the Depositee from time to time.

“Events of Default” means the occurrence of any of the following, each of which will constitute an Event of Default under this Note:

(i)	Failure to make any payment of interest or principal on this Note when due, or failure to pay the principal balance of this Note on demand; or

(ii)

Failure to pay any other amount payable pursuant to this Note when due and payable in accordance with the provisions hereof, with such failure continuing for ten (10) Business Days after Depositor delivers written notice thereof to Depositee; or

(iii)	Any default in the performance of the obligations pursuant to Section 3; or

(iv)	Any insolvency or bankruptcy of the Depositee.

“Governmental Authority” will mean any nation or government, any federal, state, provincial, local or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“Material Adverse Effect” will mean any event or condition that has a material adverse effect on the ability of Depositee to repay the principal and interest of the Obligations as they become due.

“Note” means this Promissory Note and “Notes” means collectively, all notes evidencing Deposits advanced by the Depositor to the Depositee from time to time.

“Obligations” will mean all obligations, liabilities and indebtedness of every nature of Depositee from time to time owing to Depositor under or in connection with this Note and the Deposits (including all Principal Amounts and all interest accrued thereon).

“Payment Dates” will be ● and ● in each calendar year, commencing on ●.

“Person” will mean an individual, a corporation, a partnership, an association, a trust, a limited liability company or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Principal Amount” will mean, with respect to any Deposit, the principal amount of such Deposit.

“Requirements of Law” will mean, as to any Person, the charter and by-laws or other organizational or governing documents of such Person, and any law, rule or regulation, or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

1.	The Obligations will be due and payable in lawful money of Canada as follows:

(a)

On each Payment Date until this Note is paid in full on demand, Depositee will pay to Depositor all interest then accrued on each Principal Amount at the Applicable Interest Rate. Depositee may request, and Depositor may, in its sole discretion, agree that any interest payable by Depositee under this Note will continue to accrue until such date as Depositor may agree to.

(b)	On demand, but in any event, no later than ●, Depositee will pay to Depositor the Obligations then outstanding.

(c)

Amounts due on this Note will be payable, without any counterclaim, setoff or deduction whatsoever, at the office of Depositor or its agent or designee at the address set forth in the first paragraph of this Note or at such other place as Depositor or its agent or designee may from time to time designate in writing.

(d)

The Depositee acknowledges that the actual recording of amounts advanced and amounts paid on the attached grid schedule shall, in the absence of manifest error, be prima facie evidence of the same; provided that the failure of the Depositor to record the same on the grid schedule shall not affect the obligation of the undersigned to pay or repay the amounts advanced by the Depositor, together with interest thereon at the Applicable Interest Rate.

2.

In order to induce Depositor to make the Deposits, Depositee makes the following representations and warranties as of each Deposit Date, which representations and warranties will survive the effectiveness of this Note, the execution and delivery hereof and the making of the Deposits:

(a)

Depositee is (i) duly formed, validly existing and in good standing under the laws of its jurisdiction of formation, (ii) is duly authorized and qualified to do business and is in good standing under the laws of each jurisdiction except where the failure to be so qualified and in good standing would not result in a Material Adverse Effect, and (iii) has all powers and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted or as it is presently proposed to be conducted except where the failure to have the same would not result in a Material Adverse Effect.

(b)

Depositee has the power and authority to execute, deliver and carry out the terms and provisions of this Note and has taken all necessary action to authorize the execution and delivery on behalf of Depositee and the performance by Depositee hereof. Depositee has duly executed and delivered this Note and this Note constitutes the legal, valid and binding obligation of Depositee, enforceable in accordance with its terms.

(c)

Neither the execution, delivery or performance by the Depositee of this Note, nor compliance by the Depositee, with the terms and provisions hereof nor the consummation of the transactions contemplated hereby, (i) will contravene any applicable provision of any material law, statute, rule, regulation, order, writ, injunction or decree of any court or governmental instrumentality that is binding on the Depositee or its property, or (ii) will conflict, in any material respect, with or result in any breach of, any of the terms, covenants, conditions or provisions of, or constitute a material default under, or result in the creation or imposition of (or the obligation to create or impose) any agreement to which the Depositee is a party or by which it or any of its assets is bound.

3.	Depositee covenants and agrees that so long as the Deposits are outstanding and until payment in full of all of the Obligations, unless Depositor will otherwise give prior written consent:

(a)

Depositee will at all times maintain its existence and preserve and keep in full force and effect its rights and franchises material to its businesses, except where the loss or termination of such rights and franchises would not have a Material Adverse Effect.

(b)

Depositee will remain qualified to do business and maintain its good standing in each jurisdiction in which the nature of its business and the ownership of its property requires it to be so qualified and in good standing, except where noncompliance would not have a Material Adverse Effect.

(c)	Depositee will comply with all Requirements of Law, except where noncompliance would not have a Material Adverse Effect.

4.	Depositee may prepay the Principal Amount of any Deposit in full or in part at any time [together with all interest accrued on such prepaid amount].

5.

If the Depositee defaults in the payment of any payment that is due on any Payment Date (or such later date as the Depositor has agreed pursuant to section 1(a) that such installment is due), then the Depositee will pay to Depositor a late payment charge in an amount equal to five percent (5%) of the amount of the installment not paid as aforesaid. Said late charge payments, if payable, will be payable without notice or demand by the Depositor, and are independent of and have no effect upon the rights of the Depositor under paragraph 1 above.

6.	This Note will be governed by and construed in accordance with the laws of the Province of Ontario.

7.

The Depositee will execute and acknowledge (or cause to be executed and acknowledged) and deliver to the Depositor all documents, and take all actions, reasonably required by the Depositor from time to time to confirm the rights created or now or hereafter intended to be created under this Note, to protect and further the validity and enforceability of this Note, or otherwise carry out the purposes of the Note and the transactions contemplated hereunder; provided, however, that no such further actions, assurances and confirmations will increase the Depositee’s obligations under this Note.

8.

No modification, amendment, extension, discharge, termination or waiver (a “Modification”) of any provision of this Note, nor consent to any departure by the Depositee therefrom, will in any event be effective unless the same will be in a writing signed by the Depositor, and then such waiver or consent will be effective only in the specific instance, and for the purpose, for which given. Except as otherwise expressly agreed by the Depositor in writing, no Modification will entitle the Depositee to any other or future Modification, whether in the same, similar or other circumstances. The Depositor does not hereby agree to, nor does the Depositor hereby commit itself to, enter into any Modification.

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IN WITNESS WHEREOF, Depositee has caused this Note to be executed and delivered as of the day and year first above written.

●

Per:
Name:
Title:

Currency:    United States Dollars

DATE	LOAN NUMBER	ADVANCES	PRINCIPAL PAYMENTS	UNPAID BALANCE	NOTATION MADE BY
1